Mail Stop 3561

David Boedker, Sr., President and CEO
Keystone Insurers Group, Inc.
1995 Point Township Drive
Northumberland, Pennsylvania 17857

    Re: Keystone Insurers Group, Inc.
       Form 1-A
       Amendments filed May 31, 2007
       File No. 24-10133

Dear Mr. Boedker:

    We have reviewed your amended filings and have the following financial statement comments. Our legal review of the amended filings is continuing and we will issue additional comments, if any, in the near future.

    Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis, page 72

1. We note your response to prior comment 12 of our letter dated February 13, 2007. Please expand your disclosures under Item 48 to discuss your results of operations for the years ended December 31, 2006 and 2005 in more

detail, including the factors that contributed to the net income or loss
recorded in each period.

Financial Statements

Cash Flow Statement, page 7

2. We note your response to prior comments 15 and 17. Please tell us how you
    determined that the share-based payments totaling $159,083 should be
    reflected in the cash flow statement under the caption "increase in additional
    paid in capital". Since no cash was received, it would appear that this
    amount should be reflected as a reconciling item within the operating section
    of the statement. Please advise and revise the financial statements
    accordingly.

Note 10 – Senior Officer Incentive Compensation, page 19

3. We note your response to prior comments 15 and 17. As previously
    requested, please revise to provide the information required by paragraphs
    A240-A242 of SFAS 123(R), including each of the valuation assumptions
    used to value the awards.

4. Please tell us how you determined the volatility assumption used to value the
    awards in accordance with paragraphs A22 and A32 of SFAS 123(R).

5. Please tell us how you determined the expected term of the awards. Note that
    as discussed in paragraph A28 of SFAS 123(R), the expected term must at
    least include the vesting period of the award.

Note 16 – Subsequent Events, page 22

6. We note your response to prior comment 16. However, we did not note any
    revised disclosures relating to the options that will be granted to your
    shareholders. We note that based on your disclosure under Item 38 on page
    63, the options will be issued in consideration for the shareholders approving
    the proposed offering, giving up their blanket pre-emptive rights and
    accepting revised franchise agreements. As previously requested, please
    revise your disclosure to state the estimated fair value for each award along
    with the major assumptions that will be used to value the awards, as well as
    the manner in which the resulting compensation expense will be recorded
    under SFAS 123(R) and EITF 96-18, as applicable. Also, please revise your
    disclosure to state the number of options that are currently expected to be
    granted, as well as when the options are expected to be granted.

Exhibit 11, Consent of Independent Accountant

7. We note that the consent states that the accountant prepared the financial statements included in the offering statement. If this is the case, it would appear that the accountant does not meet the independence requirements of Article 2 of Regulation S-X, which is required if audited financial statements are provided as discussed in Part F/S of Form 1-A. Please advise and revise the financial statements and auditor's consent, as appropriate.

Closing Comments

As appropriate, please amend your offering statement in response to These comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Any questions regarding the accounting comments may be directed to Carlton Tartar at (202) 551-3387. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

Sincerely,

John Reynolds
Assistant Director

cc: Robert Hastings
      Max Busatto
      Fax: (412) 392-5367